Filed by Glaukos Corporation

(Commission File No. 001-37463)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avedro, Inc.

(Commission File No. 001-38809)

MANAGEMENT DISCUSSION SECTION Operator: Welcome to Conference Call to discuss Glaukos Corporation’s Acquisition of Avedro Inc and the Second Quarter 2019 Financial Results that each company released this afternoon. A copy of the companies press releases can be found on the company’s respective websites. All lines have been placed on mute to prevent any background noise. After the speakers remarks, there will be a question-and-answer session. [Operator Instructions] This call is being recorded and an archived replay will be available online inthe Investor Relations section at www.glaukos.com. I will now turn the call over to Chris Lewis, Glaukos Director of Investor Relations and Corporate Strategy and Development. Please go ahead. Chris Lewis, Director, Investor Relations, Corporate Strategy & Development, Glaukos Corp. Thank you and good afternoon. Joining me today from Glaukos’ our President and CEO, Tom Burns; CFO, Joe Gilliam; and COO, Chris Calcaterra. And from Avedro President and CEO, Reza Zadno and CFO Tom Griffin. Following our prepared remarks, we’ll open the call to questions. To ensure ample time and opportunity to address everyone’s questions, we request that you limit yourself to one question and one follow-up. If you still have additional questions, you may get back into the queue. Please note that all statements, other than the statements of historical facts made on this call that address activities, events or developments we expect, believe, or anticipate, will or may occur in the future, are forward-looking statements. This includes statements about our plans, objectives, strategies, and prospects regarding, among other things, our sales, our products, our pipeline technologies, our U.S. and international commercialization efforts, the efficacy of our current and future products, our competitive market position, financial condition, and results of operations in the proposed acquisition transaction with Avedro. These statements are based on current expectations about future events affecting us and are subject to risks, uncertainties, and factors relating to our operations and business environment and the proposed transaction, all of which are difficult to predict and many of which are beyond our control. Therefore, they may cause our actual results to differ materially from those expressed or implied by forward-looking statements. Review today’s press release and our recent SEC filings for more information about these risk factors. You will find these documents in the Investors section of the company’s respective websites. Comments we make today about the proposed acquisition transaction with AVEDRO do not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote with respect to the proposed transaction. Glucose will be filing a registration statement on form S-4 with the SEC that will include a prospectus of Glaukos and a proxy statement of AVEDRO, security holders are urged to read the proxy statement prospectus and other relevant documents filed with the SEC when they become available because they contain important information. In addition please note that AVEDRO, Glaukos and the respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AVEDRO stockholders in connection with the proposed transaction. Information about the AVEDRO’s directors and executive officers is included in its Form 10-K filed with the SEC on March 21 2019. And in its form S-1 registration statement filed with the SEC. Information about Glaukos’ directors and executive officers is included in its definitive proxy statement filed with the SEC on April 17 2019. Additional information about the participants in the solicitation of proxies will be contained in the proxy statement prospectus and other relevant 1 w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲

rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ material to be filed with the SEC regarding the proposed transaction. Copies of these documents can beobtained for free on the SEC’s website at www.sec.gov, and in the manner provided in today’s press releases regarding the transaction. With that, I’ll turn the call over to Glaukos President and CEO, Tom Burns. Thomas William Burns, President, Chief Executive Officer & Director, Glaukos Corp. Good afternoon and thank you for joining us. Today is truly an exciting day for Glaukos as we report record second quarter financial results and announce a definitive agreement whereby Glaukos will acquire Avedro in an all-stock transaction. Based on our closing stock price today, the deal values Avedro at approximately $26.68 per share or a total transaction value of $500 million. This transaction pairs two highly complementary hybrid pharma and device organizations combining Avedro’s disruptive vial-activated pharmaceutical solutions and R&D capabilities with Glaukos’ global commercial scale, proven market building and shared reimbursement expertise, robust pharmaceutical medical device R&D capabilities and extensive clinical and regulatory infrastructure. By leveraging our core strengths, we see tremendous opportunity to accelerate Avedro’s growth potential and pipeline programs while also strengthening our own R&D expertise to propel organic development programs forward. Avedro is an ideal strategic fit for Glaukos as evidenced by the striking similarities between our two companies. We are both transforming ophthalmic treatment paradigm and pioneering an entirely new market. Like Glaukos, Avedro is first to market with novel solutions backed by a considerable body of compelling clinical data and like Glaukos, Avedro has secured favorable reimbursement and developed their market-expanding pipeline to extend its leadership well into the future. Importantly, a majority of Avedro’s target accounts are already Glaukos customerswhich will enable us to use our reach and scale to accelerate utilization of the Avedro’s pharmaceutical solutions. By virtually every measure, we believe Glaukos is uniquely qualified to fuel Avedro’s momentum, creating a durable synergistic global health franchise that should serve as a powerful growth engine capable of delivering near and long-term shareholder value and helping to transform Glaukos into a global pharma and device ophthalmic leader. We will discuss the key factors that attracted us Avedro as well as our future plans in more detail shortly. But first, I’ll ask Reza to make a few remarks. Reza? Unverified Participant Thanks, Tom. I too would like to express my excitement about Avedro becoming part of the Glaukos organization and the significant value we believe the transaction creates for all of our stakeholders. We are proud to be pioneering new treatment options for patients with corneal disease and those seeking to improve their eyesight using a single application of bio-activated topical ophthalmic pharmaceuticals. Our initial commercial product offering, the Photrexa bio-activated topical solution is the first and only FDA-approved treatment for patients suffering from progressive keratoconus, a sight-threatening corneal disease characterized by progressive thinning and weakening of the cornea ultimately resulting in vision loss keep untreated. I have long admired Glaukos and the manner in which the organization forged a new path to establish mix. I believe their existing infrastructure, relevant customer relationships and their proven strength in pioneering viable new ophthalmic market with disruptive technologies that w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t2

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address important unmet clinical needs of practitioner and patients make Glaukos the perfect partner to help execute on our current and future business opportunities. Our board carefully and thoroughly reviewed the strategic and financial benefits of this opportunity and has agreed in its view that this transaction represents a compelling opportunity for shareholders, patients, providers and employees. I'm more certain than ever that Avedro's best days are ahead. With that I'll turn the call back over to Tom.

**Thomas William Burns, President, Chief Executive Officer & Director, Glaukos Corp.**

Well thanks so much Reza. And we certainly look forward to welcoming you and your team to Glaukos. We've been carefully evaluating our core capabilities and long-term growth strategies for some time with the fundamental strength of our base business, continued execution and the culmination of a complete glaucoma pipeline we've created to address all stages of disease severity. I am confident that the time is right to implement this next major phase of our long-term growth strategy. Consider our key accomplishments this quarter one we delivered record second quarter net sales of $58.6 million up 36% versus the year ago quarter allowing us to increase our full year 2019 revenue guidance to $226 million to $231 million. Two we progressed on the U.S. Commercial Law our next generation iStent inject trabecular micro-bypass device. Thanks to our team solid execution we have made considerable progress on the initial conversion process and our U.S. reps are beginning to shift focus back to driving utilization and training new surgeons who have yet to adopt mix. Surgeon feedback in real world results remained very positive and gave us high confidence in iStent injects, potential fuel meaningful U.S. sales going forward Three we drove robust international growth of 53% year over year as we continue to see the benefits of the international investments we've made over the past several years. Four, we have asked our industry leading proprietary glaucoma pipeline that now addresses the full range of disease states and progression. Five, we continue to expand and strengthen our pharmaceutical R&D capabilities to advance more than 10 internal preclinical initiatives across glaucoma, Corneal health and retina. And six, we executed financially not only with continued revenue growth and outperformance but also with strong gross margins disciplined operating investments and positive net cash flow.

With respect to our existing glaucoma pharmaceutical and surgical pipeline we continue to execute according to our plan. Our iDose Travoprost Phase III trials progressing on schedule bringing this breakthrough technology closer to becoming a reality for the benefit of patients by addressing ubiquitous biggest problem of non-compliance with topical glaucoma meds.

We continue to target a filing an FDA approval in late 2021 to 2022. We're encouraged about the early progress in our collaboration with the Western on a potential ROCK inhibitor to further leverage our iDose platform. On the surgical side enrollment is on track in the standalone iStent infinite 510(k) clinical trial to support to a filing an FDA approval in late 2020 to 2021. For istent supra we recently locked the full pivotal dataset and we'll be evaluating the final data as it has received in the coming months, we'll then determine to the most appropriate path forward for this product.

And in addition we are in early preparations for the potential U.S. commercial launch of Santen pharmaceuticals' Microshunt and add external surgical implant device assuming FDA approval in 2020.

The MicroShunt is not only a compelling treatment alternative for late-stage glaucoma management but also marks the capstone to our glaucoma treatment algorithm.

We are poised to deliver a truly comprehensive portfolio of micro-invasive surgical devices and sustained pharmaceutical therapies capable of providing an optimized treatment solution at each stage of glaucoma disease stage severity from the earliest manifestations to the most severe and in both combo-cataract and standalone procedures. We believe our glaucoma pipeline platforms if

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rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ approved will create a seven-fold increase in our U.S. opportunity expanding our reach to over four million eyes during the next several years. We’re delighted with the current performance of our glaucoma business and has potential to deliver long-term growth. While it probably comes as no surprise to many of you that we have long aspirations beyond glaucoma and for the past few years we’ve been shaping a broader growth strategy that will allow us to apply our core competencies to tackle some of ophthalmologists most challenging unmet clinical needs. As a result of this work we’ve identified multiple opportunities in retinal disease and corneal health where chronic conditions affect large patient populations and conventional treatment options have significant shortcomings. Our strategy is built two new disruptive and durable franchises, retinal disease and corneal health following a similar [indiscernible] that brought success with our glaucoma business. Our focus is on superlative long term growth. Our expansion plans have been carefully conceived and are based on our seasoned ophthalmic experience across multiple disciplines. We believe this growth strategy can generate further potential risk adjustment, value creation as our addressable opportunities dramatically expand from 13 billion in glaucoma to roughly 54 million cumulatively. Over the past several months, our strategy has started to take shape as we advanced promising organic programs and broadened our pipeline opportunities.First let’s talk more about iDose one of our most important organic programs. In addition to the Phase 3 clinical trial progress I referenced earlier. We are continuing to follow iDose Phase 2b study subjects through three years. Based on [indiscernible] (00:14:07) follow-up data at two years this is for the full cohort continue to demonstrate favorable iDose performance and durability. For competitive reasons we have no current plan to publicly share this data and of course the Phase 3 clinical results will be the principal determinant of iDose’s success. However we are extremely encouraged by the Phase 2B follow up and what it tells us about the commercial viability of iDose. In addition, I’m excited to announce today that we are in late stage development with finalized designs for next generation iDose extended-release implants that in a similar size and form factor to the original iDose are designed to provide nearly twice the drug capacity to extend efficacy durations even longer. Next let’s talk about our retina. With the recent acquisition of DOSE Medical we’ve established a foundation for our future retinal disease franchise. Our new retinal R&D program includes multiple micro-invasive, bioerodible, sustained-release drug delivery platforms that are designed to be used in the treatment of various retinal diseases including age-related macular degeneration and diabetic macular edema. This program’s primary goal is to develop treatment options capable of a meaningfully longer duration of the fact than is available with current standard of care. We believe a longer lasting approach with the potential to not only significantly reduce the treatment burden, but also potentially improve treatment efficacy could prove disruptive within these large categories On the corneal health front, we recently entered into a global licensing agreement with Intratus, giving us a global exclusive license to develop and commercialize their patented transdermal drug delivery platform designed for treatment of dark – dry eye disease, glaucoma and other corneal disorders such as allergy, blepharitis, conjunctivitis and related conditions. Intratus’ patented cream-based drug formulations are applied to the outer surface of the eyelid for transdermal delivery of pharmaceutically active compounds to treat eye disorders. Early human studies of this novel delivery system have demonstrated efficacy while limiting the side effects often associated with drugs delivered as topical eye drops. Intratus’ lead candidate will be for the treatment of dry eye disease with potential future applications for other corneal disorders and glaucoma. This agreement as a novel platform to several organic corneal health R&D initiatives we already have in place. But of course, the centerpiece of our new corneal health franchise intends to be – is intended to be Avedro, where their team has made tremendous early progress as evidenced by revenue growth of 66 % through the first half of 2019 w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t4

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compared to the same period in 2018. Since receiving FDA approval for the Photrexa ophthalmic solution in April 2016 and commercially launching in September 2016, Avedro has secured more than 300 active U.S. customer sites and its drug formulations have been used in over 25,000 treatments. There are now more than 130 peer-reviewed publications supporting the performance of Avedro Solutions.

On the reimbursement front, Avedro obtained a product specific J-code for Photrexa that became effective in January 2019 and has secured broad coverage from nearly all national commercial payers.

facility – facilitating access to approximately 95% of commercially covered lives. Moreover, like Glaukos, Avedro has shown a commitment to innovation with a robust portfolio of next-generation and new pipeline products that have the potential to significantly expand its addressable opportunity.

Even though keratoconus is a serious sight-threatening disease and the leading cause of all thickness corneal transplants in the United States, it remains vastly untreated. This is due primarily to underdiagnoses and underwhelming conventional treatment options, such as eyeglasses or contact lenses that attempt to provide some symptom relief, but do not slow the progression of the disease. Literature estimates that as many as 20% of keratoconus patients ultimately require a corneal transplant, a costly and invasive procedure with high failure rates. In fact, Literature suggests that 72% of corneal grafts failed within 20 years and 98% failed within 30 years. Sadly as the disease onset is often diagnosed in teenage years, keratoconus patients may require multiple transplants over one's lifetime.

Avedro's Photrexa is the first ever bio-activated ophthalmic pharmaceutical therapy and unlike antiquated approaches is the first and only treatment option approved by the FDA to actually slow or halt the progression of the disease. While adoption remains in the early stages, we believe there are tremendous opportunities to drive meaningful penetration and realize exceptional growth in this underpenetrated opportunity. Glaukos and Avedro are similar hybrid organizations. And as I said at the top of the call, there are pronounced similarities that underpin the transaction strategic benefits. By virtually every measure, Glaukos is uniquely qualified to leverage it's expertise establishing mix in order to build a Avedro into a durable, global, health franchise capable of delivering near-term and long-term sustainable growth.

Now let's talk more about the strategic benefits this transaction will provide. First, Avedro fits perfectly with our commercial organization. We plan to leverage our global commercial infrastructure and establish sales, marketing and market access teams to accelerate the market awareness, development and adoption for Avedro's novel solutions. More than 700 of Avedro's 1,100 U.S. targeted accounts are comprehensive ophthalmology practices where Glaukos maintains strong existing relationships. This represents an immediate opportunity to leverage our relationships in these accounts to grow the awareness about keratoconus, caption -- capture physician mind share, drive new adoption and increase Photrexa utilization.

The addition of more than 75 Glaukos sales professionals will dramatically expand the field presence, sales reach and coverage of Avedro's current 17 person U.S. sales fields -- sales field organization. Our sales professionals have established partner like relationships through years of working with physicians and their office staff in areas such as training, patient screening, new technology practice integration and consumer engagement.

Following closing of this transaction we plan to utilize our entire sales force on day one and over time expand a newly created corneal health specialty sales force to accelerate commercialization. This will also establish a commercial foundation in corneal health for future product launches. We will also utilize our powerful customer and pair facing market access teens including field based reimbursement specialist experienced in coverage coating, contracting, claims processing and

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payment processes.We planned to deploy our extensive market access capabilities to bolster AVEDRO's payer and provider education and patient support initiatives to help drive more consistent and reliable commercial reimbursement for AVEDRO customers and patients. Internationally, Glaukos has established direct sales infrastructure in 16 international markets will be deployed the local leadership distributor management and reimbursement.

Finally, we plan to accelerate our combined investment in the optometrist referral channel the combined entity will have additional resources to further awareness in this important community optimizing relationships and improving patient care.

Second the acquisition of AVEDRO can significantly accelerate our revenue growth trajectory as a synergistic cornerstone of our new Corneal health franchise. In the U.S. keratoconus disease affects roughly 1.1 million eyes representing a large and relatively untapped opportunity of $3 billion. In addition AVEDRO's pipeline programs for refractive indications could expand this addressable market opportunity by over $23 billion. AVEDRO delivered 66% revenue growth through the first half of 2019 compared to the same period in 2018 and anticipates 2019 revenues of $38 million to $41 million. We believe that the addition of AVEDRO's fast growing product portfolio will increase Glaukos' revenue growth rate in 2020. We also believe the combined organizations global sales force and reimbursement scale can potentially drive revenue synergies further accelerating the revenue growth trajectory for the combined organization beginning in 2021.

Third the addition of AVEDRO further solidifies our unique hybrid pharmaceutical and device strategy. Both companies have a uniquely similar hybridforeign device profile that should allow for a seamless integration and future organizational success. One example of this is Avedro's successful achievement of a combination profi in J-code therapy reimbursement. This will be an important area of expertise to leverage as we embark on similar reimbursement pathways for our future products including iDose.

Fourth, the respect -- the respective organizations will combine to strengthen our company's organic programs, initiatives and R&D capabilities. This includes what will be a highly complementary hybrid technology and pharmaceutical organization with expanded core competencies and device optical and software engineering, analytical chemistry, applied research and drug delivery innovation. These expanded pharmaceutical R&D capabilities will help fortify and advance our promising internal preclinical corneal R&D programs.

In addition the combination will allow Glaukos to deploy its extensive clinical research infrastructure and global regulatory expertise than in total includes more than 75 professionals and over 100 active clinical investigator sites to advance Avedro's pipeline programs. We believe our track record and expertise in bringing new innovations to the market can help strengthen and advance Avedro's rich pipeline of new next generation products that could accelerate adoption and significantly expand its addressable opportunity over time.

Fifth, we believe the transaction is attractive financially and will create meaningful shareholder value for all stakeholders. In addition to our expectation for this transaction to accelerate Glaukos' revenue growth rate in 2020, we expect this combination will generate annualized cost saving synergies of at least $15 million and be accretive to operating results and cash flow by 2021.

As we look forward from here

2021. As we look forward from here AVEDRO's commitment to innovation is evident in its healthy market expanding portfolio of next generation and new pipeline products. The first of these is the next generation bioactivated pharmaceutical solution for progressive keratoconus known as Epi-on therapy which is designed to shorten treatment times and improve patient comfort versus the first generation Epi-off therapy AVEDRO completed the patient enrollment for its Phase 3 pivotal clinical

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rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ trial in May of 2019 is targeted and is targeting data in the second half of 2020 with FDA approval expected in late 2021 to 2022 time period. Beyond the $3 billion U.S. keratoconus’ market opportunity AVEDRO is leveraging its platform solutions to develop and pioneer novel single applications of bio activated topical pharmaceuticals for refractive condition such as presbyopia low myopia and post cataract refractive error which combined are our estimated to have an addressable opportunity of approximately $23 billion in the United States. AVEDRO has commenced a phase 2a multi-center clinical trial outside the United States to investigate the use of its novel and bio activated topical pharmaceutical solution to treat patients with presbyopia, a refractive disorder due to aging that affects over 50 million people in the United States alone. There is also the phase 2a study are expected by the end of this year and will be used to optimize the therapeutic parameters for presbyopia and determine the appropriate U.S. clinical and regulatory pathway. Putting this all together we could not be more enthusiastic about this announcement and believe the acquisition of a AVEDRO will provide a significant growth engine for our company and create meaningful shareholder value in the years to come. So with that I’ll turn the call over to Joe to discuss the financial aspects of this transaction as well as our second quarter financial results. Joe. Joseph E. Gilliam, Chief Financial Officer & Senior Vice President, Corporate Development, Glaukos Corp. Thanks, Tom. I’ll first walk through the transaction terms and financial benefits followed by a summary of our second quarter financial results. Under the terms of this agreement, Avedro will merge with a subsidiary of Glaukos in an all-stock transaction. For every one shareholder or share Avedro stockholders hold, they will receive an exchange ratio equivalent of point 0.365 Glaukos shares, which implies a per share value of $26.68 and a total transaction value of approximately $500 million; based on Glaukos’ closing share price on August 7, 2019. The transaction represents a premium of approximately 42% based on both companies’ 60-day volume weighted average price. Upon closing, Glaukos shareholders are expected to own approximately 85% of the combined company with Avedro shareholders owning the remaining 15%. As Tom highlighted earlier, we believe this transaction is financially compelling for us. Through the first half of 2019, the companies generated a combined sales of $131.7 million, an increase of 39% compared to the same period in 2018. As we look forward and as Tom discussed we expect Avedro to increase our revenue growth rate in 2020 and we expect to realize revenue synergies that could further accelerate pro forma revenue growth beginning in 2021. The transaction is expected to generate annualized cost savings of at least $15 million through reducing public company and administrative costs and is expected to be accretive to operating results and cash flow by 2021. The transaction is expected to close in the fourth quarter of 2019 subject to the satisfaction of customary closing conditions including Hart-Scott-Rodino clearance and approval of the Avedro shareholders. Now let’s discuss our second quarter financial results. As noted earlier net sales for the second quarter of 2019 were $58.6 million a year-over-year increase of 36%. The U.S. represented 82% of our sales in the quarter and international 18%. In the U.S. second quarter 2019 sales were $48.1 million up 32% from the same period a year ago. U.S. sales in the quarter primarily benefited from continued market growth. The launch of iStent inject inject and the competitive market developments that occurred late in the third quarter of 2018. Outside the U.S. second quarter sales were $10.5 million an increase of 53% from the same period a year ago or 64% on a constant currency basis. Our international business continued to w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t7

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outperform expectations driven by broad based growth including in the UK where second quarter performance was stronger than expected. Even though we continue to expect recent reimbursement cuts there may create future headwinds.

Our gross margin in the second quarter was 86.6% versus 85.7% in the same quarter in 2018. Gross margins benefited from elevated iStent inject production levels associated with the U.S. launch an initial inventory build. We continue to expect our core gross margins to remain in the mid-80s percent range going forward.

SG&A expenses in the second quarter rose 31% to $37.7 million versus $28.6 million in a year ago quarter. This rise reflects higher personnel and other costs related to the ongoing expansion of our domestic and global infrastructure. Investments associated with the iStent inject launch, professional fees associated with legal services and approximately $3 million of global enterprise systems implementation expenses.

R&D expenses rose 35% in the second quarter to $17.1 million versus $12.6 million in the same year ago period. And we also incurred a $2.2 million in-process R&D charge associated with the acquisitionof dose medical the rise in R&D expenses reflects primarily the cost of additional personnel as we expand our pharmaceutical R&D capabilities and within clinical research where in particular the direct cost associated with the iDose trial enrollment continues to increase. We expect the transactions involving dose and [indiscernible] to add as much as $5 million of R&D expense in the second half of 2019.

We finished the second quarter with a net loss of $6.3 million or $0.17 per diluted share compared to a net loss of $5.4 million or $0.15 per share in the second quarter 2018. As of June 30 2019 we had cash., Cash equivalents short term investments and restricted cash of $159.2 million compared to $120.1 million at the end of the second quarter of 2018 and $149.3 million at the end of 2018. We now expect capital expenditures for 2019 of $5 million to $10 million given our decision to expense the cost associated with our global enterprise systems implementation and updated timing estimates for our new headquarters development. We are updating our 2019 net sales guidance to $226 million to $231 million compared to $225 million to $230 million previously, this guidance outlook takes into account the 2019 considerations we outlined in prior calls including our expectations for organic growth the mid market landscape and competitive dynamics. The new doctor training dynamics associated with our inject launch and the expansion of our international sales which we now expect to be in the range of $38 million to $40 million for the full year based on current foreign exchange rates compared to our previous range of $37 million to $39 million. Please note this revised guidance does not include assumed contribution from AVEDRO.

And with that I'll turn the call over to Tom Griffin for a review of AVEDRO's second quarter financial results.

**Unverified Participant**

Thanks Joe.For the second quarter of 2019, Avedro revenue grew 63% to $10.3 million compared to $6.3 million in the second quarter of 2018. Worldwide drug revenue accounted for approximately 88% of our total revenue for the second quarter of 2019 and revenue from the United States accounted for approximately 80% of the total revenue in the second quarter of 2019. A $4.2 million increase in U.S. revenue drove the growth primarily from a $4.3 million increase in drug revenue driven by expanding average revenue per unit and volume of drug formulations sold the utilization rates strengthened in the second quarter of 2019 to 2.81 Photrexa treatments per account site per month compared to 2.1 treatments in the second quarter of 2018. As of June 30, to the June 30, 2019, we have 332 active centers in the United States which we estimate is a 30% penetration into our 1,100 target centers. We now expect 2019 revenues to be in the range of $38 million to $41

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million compared to our previous range of $37 million to $40 million. Our upwardly revised outlook implies anticipated annual growth of 43% at the midpoint of the range.

And I'll turn things back to Tom for a few closing remarks.

**Thomas William Burns, President, Chief Executive Officer & Director, Glaukos Corp.**

Okay, thanks Tom. So I'll wrap up by reminding you that our goal at Glaukos is to build durable disruptive franchises in large and growing markets where we can leverage our core competencies and micro-scale surgical, sustained pharmaceutical and hybrid platforms across glaucoma, corneal health and retinal disease. The acquisition of Avedro, combined with our promising organic initiatives and other strategic expansion plans, create a hybrid pharma & device ophthalmic leader, which we believe is ideally positioned to deliver sustainable long-term growth and create meaningful shareholder value for years to come. I could not be more enthusiastic about the future of Glaukos as we embark on our aspirational mission to transform ophthalmology.

By turning the call over for questions. I want to express my deep appreciation to Avedro's talented and dedicated employees. We look forward to working closely with them to plan the integration and ensure a seamless combination. So with that I'll open the call to questions. Operator.

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10 rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ QUESTION AND ANSWER SECTION Operator: Ladies and gentlemen [Operator Instructions] Your first question comes from Robbie Marcus with JPMorgan. Your line is open. <Q>: Hi this is actually Allen on for Robbie. I guess one question is kind of on that $15 million you know part of the rationale for the deal really is the cross-selling opportunity right so I guess just when it comes to generating that $15 million in 2021 where is that going to come from? <A>: Hi Allen it’s Joe. Thanks for the question. So with respect to the $15 million you’re absolutely right in the way you asked the question I mean this is ultimately about our ability to achieve the channel synergies and drive revenue growth especially as we get towards 2021. On the cost savings, in particular, it really comes primarily from company – public company costs, as well as what you’d expect on the sort of administrative side. And given the current size of Avedro there’s a lot of things that they continue to do that rely on third party consultants and expenses associated with that that we believe you know ultimately we can do in-house here with our existing infrastructure at Glaukos<Q>: Got it and then I guess when just moving on to the guidance. So it looks like you guys raised it a little bit but given you already raised guidance a little bit conservatively on the first quarter call. I know you said that you came with a little bit stronger this quarter by looking into the back half right. Like I think what’s kind of like keeping you guys a little bit I guess a little less a little more conservative on the guidance front like what still concerns you there. <A>: Yeah. Sure Allen, and it’s Joe again I’ll break that down between the United States and international markets internationally it quite frankly is sort of what we’ve said on the first quarter call. while in the second quarter the UK actually performed quite well the cuts did happen in April and we do know that over time that’s going to be a headwind to that market in particular. Even though it wasn’t as much of a headwind in the second quarter as we anticipated. So I think as we continue to play our way through the UK situation we want to make sure that we’re properly capturing that and in our thinking about international guidance. In the U.S. we really talked about a series of topics and the dynamics around the that – I mean the trends around – associated with our U.S. business and what I’ll say sort of simply is all the trends that were – we saw in the first quarter really continued in the second quarter with a very little change if you will. But having said that in the context of competitive trying and trialing we continue to expect to see it and it’s and we continue to expect to see some growth in it. And so I think as we think about the set up for the second half we want to continue to be cautious about what that that could mean for our U.S. business even though to your point thus far in the first half. We’ve been delighted with the results we’ve seen. <Q>: Got it. And then sorry just one more. When it comes to AVEDRO do you think it can help with kind of the halo effect of injecting iDose does that give you like [ph] a presence better in the office since you have such a differentiated asset starting in fourth quarter? Thanks. <A>: Well, I’ll answer that. This is Tom and I think it does have an appreciable fact. I mean we’ll be entertaining with a paradigm changing new pharmaceutical organ --ingredient into the offices where really as we think about it of the current 1,100 targeted accounts that Avedro is approaching, we are already actively addressing 700 of them. So we have intimate relationships with really the vast majority of the targeted accounts and with something that is such a paradigm changing solution that can help such an under-served marketplace. Of course I think it’s going to add value with our representatives entering into these practices. Operator: Your next question comes from Larry Biegelsen with Wells Fargo. Your line is open. <Q – Larry Biegelsen – Wells Fargo Securities LLC>: Thanks for taking the question. Congrats on the deal. Tom, one on Avedro. Joe, one on the guidance. So Tom why is this the right time for w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

11 rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ this deal, given your strong pipeline? I’m sure you’ve known Avedro for a long time so why is this the right time? <Q – Tom Burns – Glaukos Corp.>: Yeah Thanks. Thanks, Larry. Great question. So we believe that the opportunity and the timing of this transaction are a deal at this time to fortify our long-term growth potential. So both companies have just come off record second quarter revenues and we’re both really strongly positioned in our respective marketplaces. And Glaukos really has just completed its treatment algorithm in glaucoma which is designed to really give us sustained commercial growth and sustained competitive advantage well into the mid-2020s and beyond. So with the capstone agreementwith Santen we’ve now capped off our full portfolio of products that treat glaucoma from its most incipient stages to late stage treatment. So it’s incumbent upon me to look for a long-term growth potential and we believe we have the opportunity to build powerful commercial franchises within this corneal commercial class just like we’ve done in glaucoma. The characteristics of the class are vastly underserved market are very, very similar to what we did with mix. And Avedro is an ideal partner. If you think about it Avedro has a paradigm changing technology. It already has very, very strong foundation of clinical data. It’s established its J-code and a solid reimbursement foundation. It’s the first to market in this vastly underserved embryonic marketplace. And it will be able to address with really a palpable new product to address these unmet clinical needs. And I would say that the transaction really plays to our strengths in two major ways. One, we believe we’re very good at disrupting and creating new marketplaces. So I would argue that just what we’ve done in glaucoma by setting up this template and this portfolio that gives us such a sustained quality competitive advantage. It’s a challenge and an opportunity for us to do this within corneal as well and we are --we have every intention to do so. And then secondly Larry, if you think about the commercial fit that within the organization it is enviable. We’ll have 700 accounts to 1,100 accounts that are currently targeted. We already call on. So we’ll have kind of a very, very modest change in bandwidth for our commercial organization. And if you think about it what Avedro has been able to accomplish with 17 representatives now with the new math will have nearly 5 times the mass and muscle and commercial sales representatives hitting the marketplace. And so for all of these reasons it is the right opportunity, it is theright time and it’s why we’re striking now. <Q>: Perfect. And then just one follow-up for Joe, just a cadence of growth in Q3 and Q4 for a standalone Glaukos given that the comps get tougher in Q4 and Joe the midpoint of the second half guidance implies growth of about 18%, is there any read-through there, how should we think about maybe the puts and takes for 2020 as we kind of update our models here? Thanks for taking the question. <A – Joe Gilliam – Glaukos Corp.>: Sure. Thanks, Larry. Well let’s think about this for 2019. Obviously as we think about the remainder of the year, you have to remember first the seasonality that we tend to experience, right. And as we’ve said in the past, the first quarter can be 22%/23% of our overall business. The Q2, Q3 tends to be about 25% of the year each and Q4 tends to be somewhere in 27% to 28% zipcode. I think that’s the most important determining when we think about the set-up for the overall year. Obviously, we’ve had a variety of puts and takes. But as we look at it, I think it actually should land us back in a place that looks somewhat like that typical seasonality. When you think about the implied growth in the second half, obviously you’ve got comparability to the second half of 2018. And as everyone on this call knows, the recall associated with CyPass happened really as we went into September. So the tail end of the third quarter of last year and the fourth quarter really had a full run rate of that CyPass recapture in it and that that will temper the year-over-year growth percentages we think about fourth quarter. <Q>: That’s helpful, Joe. Any just color on of puts and takes for 2020 given that 18% implied second half growth and I’ll drop? Thank you. w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

12 rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ <A – Joe Gilliam – Glaukos Corp.>: Yeah. No, I mean I think when we think about 2020 and we’ll obviously get to that when we get to our fourth quarter call and the guidance there. But I think it continues to beall about execution about the addition of new surgeons as our sales force get back to bring in new doctors more so than converting the existing physician base and utilizing a benefit of that. I think it’s about the expansion of same store sales as we’ve talked about that we believe comes with the conversion to iStent inject to getting a full year benefit of that. And then of course as Tom mentioned depending up on the timing of the [indiscernible] (00:45:44) product hitting we could potentially have some benefit from [indiscernible] (00:45:49) in 2020 as well but we’ll obviously dial that in as we know the timing or more on the timing associated with that product. <Q>: Thanks for taking the questions guys. <A>: Thanks Larry. <A>: Thanks Larry. Operator: Your next question comes from Brian Weinstein with William Blair. Your line is open. <Q>: Hey guys thanks for taking the question. Going back to the revenue synergy discussion it seems pretty obvious that there’s good strategic fit here. You talk about revenue synergy in 2021 and beyond why would you not be able to see anything sooner than that it would seem that maybe plug and play isn’t quite the word to use here, but pretty close to that? Thanks. <A>: Yeah thanks Brian. It’s Joe and Tom or Chris can add on here. I think the way to think about it is it takes a little bit of time to actually organizationally make all this stuff happen. So while we will be putting our full sales force behind this day one we know from deals like this sometimes there can be disruption right that happens during that time as well and so I think we want to make sure that we’ve got is we’re setting expectations that we think about 2020 as potentially having some puts and takes, right as we as we navigate that and that you’re confident by the time you turn the corner to 2021 you should start to see the benefit of this combination in the context of the ability to grow above what the expectations would be on a standalone basis. <A>: And I would just add and say [indiscernible] (00:47:11) has a wonderful job getting the J code and put into place job getting the J code and putting into place commercial payer coverage to see how well-defined they are and how much commercial payer coverage they have. But there’s always a hangover, right with doctors who expressed some skepticism that that coverage and payment is available. So it takes some – it’s a little bit of a Missouri Show Me State that’s going on. And Reza can add to this as he deems fit within the commercial organization takes a little while to overcome. And I can’t imagine a better combined company than us [Technical Difficulty] (00:47:41) that and to make a payment a routine part of the use of Photrexa in the marketplace. But it’ll take some time. <A>: Yes. Just I’m going to add. I agree with what Tom is saying. We definitely have now more than 95% coverage and Photrexa, there is a J code for that. All nationals are covering it all the most regional insurance are covering. There are few regionals left. So those are still we need to work with them. Again that’s why we’re still as Tom mentioned still need some support for accounts to – for those regional insurance to pay this consistently. <Q>: Okay. And then not sure if Reza or Tom, you – as one of you [indiscernible] just kind of educate those of us that are going to be coming up to speed quickly on Avedro here. Can you just talk about the pharma pipeline that Avedro has kind of where the company is in their various processes and how you guys think that the two organizations together can actually help accelerate w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

13 rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ R&D in commercial, well we talked about commercialization, but just I guess how you guys can jointly accelerate the R&D on both sides of the house? Thank you. <A>: Thanks Brian. I guess I’ll ask Reza who’s been so prominent in bringing this fulsome pipeline into reality to address the first part of the question and then I’ll try to address how as a combined business we can accelerate and move that forward. So Reza. <A>: Yeah so the first product that we see that there that we see that the approval of [indiscernible] that’s the only FDA approved for the treatment of progressive keratoconus which we just as Tom mentioned completed the enrollment of a clinical study for the next generation treatment with a new drug epi-on the enrollment that is complete and we are in the one year follow up on that. And then then separately that Phase 2a is it’s different for every application we have a system activation system and its own a corresponding drug. So these are the two studies currently in the clinical. <A>: And as far as a combined business if you think about it already the AVEDRO has shown really strong prowess in creating using both optical and scanning boxes in order to bio activate these pharmaceutical compounds and transform them on the surface of the eye it’s really quite an amazing accomplishment what they’ve done but I think when we put them and combine them with now the greater than 30 scientists to engineers, biochemists that we’ve been able to recruit from Allergan and other major companies I can’t help but think we’re going to add substantial intellectual capability to what we’ll be able to create as a combined company, and then the clinical side you can imagine there is as a small company you typically you have a Spartan clinical group as you look to have some resources and get the highest returns and I think when we combine AVEDRO’s clinical group with our substantial clinical and regulatory infrastructure I am very, very encouraged and to see how quickly we can attack both the clinicalrecruitment and maybe bring these products to fruition into approval in a more expedited fashion. Operator: Your next question comes from Matthew O’Brien with Piper Jaffray. Your line is open. <Q – Matt O’Brien – Piper Jaffray & Co.>: Afternoon. Thanks for taking the questions. Just one quick housekeeping one. Joe, what kind of color do you have on this transaction? <A – Joe Gilliam – Glaukos Corp.>: This transaction actually does not have a color attached to it. <Q – Matt O’Brien – Piper Jaffray & Co.>: Okay. And then Tom forgive me for being blunt here with this question, but I think – I think people are going to look at what’s going on today with the in-process R&D charge. You’re talking more about high dose extended release now, which is a newer thing for you. You’re doing Avedro as well on top of that, which has a lot of products in the pipeline. So I think what people are going to assume here is that something’s wrong in the pipeline with traditional high doses you have presented it or with infinite or something else along those lines. So what can you offer up to make us all confident that there’s not some other issue with the pipeline that’s causing you to do this Avedro deal or something with the core business that’s causing you to do this Avedro deal as you’re lapping tough comps next year, et cetera. <A – Tom Burns – Glaukos Corp.>: Well I guess what I would say if we are accused of anything we’d be accused of great ambition, okay. And if you look at my career this is not anything new. In all the roles that I’ve had within several companies, I will certainly test and challenge organizations to move forward in expedited fashion to create growth in as many areas as I can conceive and I think that will benefit shareholders and so I want to address something that I can’t approve or disapprove that kind of perception. All I can tell you is that if you think about the logic behinda company now that has really rung the bell within glaucoma has a fulsome dedicated pipeline that treats all stages from incipient glaucoma to late-stage glaucoma carries this through with commercial value into the 2020s and beyond. I think it’s time for us to be able to look beyond into another growth area where we may be able to recreate this opportunity and recreate really prominent shareholder value. And so that’s how do I answer that question. w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

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**<Q>:** Okay. Fair enough. And then maybe something that's a little bit softer. Just the Santen deal. You know you guys haven't put a lot of [indiscernible] around what that's going to look like from a contribution perspective in 2020 or beyond? Can you talk a little bit about that and then also on the international side, it was really strong again this quarter just any color there would be helpful. Thanks.

**<A – Tom Burns – Glaukos Corp.>:** Thanks Matt. Thanks for saying the softer question for me. So on the Santen side, we will have to work with our partner before we can share much more. So what we've said there quite frankly is let us get through them having submitted and where we can talk more about potential timelines and coordinate with them around you know what we will and won't say publicly around the economics of that transaction. You know all I can say sitting here now is what they've said which is they expect the filing in 2019 and approval and commercialization in 2020 and we're preparing accordingly alongside them. In regarding international performance there, we really -- we couldn't be more pleased. We continue to see another quarter of broad-based growth you reported at 53%, constant currency is 64%, it was across the globe. Our usual stalwart markets contributed meaningfully. Newer markets like Japan and France contributed meaningfullyMarkets like Japan and in France contributed meaningfully and perhaps the surprise for us relative to the set up going in as I mentioned in the prepared remarks was that the UK held in there much, much more robustly than we anticipated coming into the quarter. So that's really kind of where we sit today from an international perspective.

**<A>:** And one more thing I'll add Matt is as if you think about when you talked about the strength of our portfolio I think you heard in the prepared remarks that we now have with late breaking need out we had this view of the phase 2b data now out to after two years. This is new. This is the first time I'm reporting it publicly and the data shows durable, durable reductions in interocular pressure and reductions in medication burden. This is exciting and this is something that should give investors even more confidence in the path and the route that we're choosing. And then supplemental to that is the fact that we figured out how to have a form factor that can look and feel very close to the initial idose that holds nearly 2 times the level of medication within its tiny vessel. And so if anything I think people's confidence and strength and conviction should be buttressed by this call and by the pipeline that I'm asserting.

**<Q>:** Very helpful. Thanks so much.

**<A>:** yes, thanks matt.

Operator: Your next question comes from Chris Cooley with Stephens. Your line is open.

**<Q>:** Good afternoon and thank you for taking the questions and let me just start by congratulating Tom and Reza both potentially powerful combination you guys are putting together and look forward to see much [indiscernible].

**<A>:** Thanks.

**<Q>:** Maybe first for me on. If you wouldn't mind just give us some additional color as you evaluated the AVEDRO transaction things that you were considering whether it's either the extension of exclusivity now potentially out to the 2027 period competitionperiod. Competition outside the United States that has an [indiscernible] own offering as it stands today and of course the pipeline I'm assuming most focused there on both low myopia presbyopia. But just, maybe walk us through how you kind of the way those kind of three key tenets in evaluating the transaction and I've got one quick follow up. Thank you

**<A>:** Okay. I'll be happy to weigh in on what I found attractive about the organization, as I grew to know it. And please, corral me if you want me to readdress the three tenets you talked about. First,

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FACTSET: callstreet
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I looked at really the pipe – the paradigm change in technology that is that is resonant, and the fact that this is such a vastly embryonic marketplace. I mean if you think about it, keratoconus is dramatically under-diagnosed and there have been no treatment options so this is the first of its kind and it happens to replicate what we faced with MIGS entering with the first eye stent. The pipeline is fulsome and extraordinary. It offers the ability to really make this a value proposition if you think about it of using a single application of a pharmaceutical to arrest a sight-threatening disease. And you think about that in context, I get terribly excited as an – and of one as a potential patient if I had keratoconus to know that I could come in and with a topical application of a pharmaceutical that's activated by UV light and transform them the surface of the eye that I could arrest the progression of a sight-threatening disease and perhaps be able to ameliorate a condition of having to have a corneal transplant later in life.

These are things that are powerful, palpable and high valuation propositions for patients. When I look at the strong clinical data they have, I think the numbers of something like 130 peer-review studies. These are studies that Avedro's been part of them and the studies that have been done, the appetite for this area is extremely strong because a lot of these have been done with non-granted physicians sponsored studies. And so, I know that the appetite is there and that with the right channeling that we can be able to access this. When I saw that Avedro had created the J code to me that that offers up a print and retires a risk and offers up a principal advantage, it's what we'll do with iDose, it's what I've done in my career with other products. They were successful in creating it. It's going to be able to facilitate the adoption of this technology of the formulations going forward.

The fact that they're first to market is to me a very, very high value proposition for us. We're going to have open field running in combination with Avedro to be able to create an installed base that will be, I think invariably difficult for any future competitor to try to unwind and I like being in that position. It's what we're good at and it's what we intend to be able to address and to achieve. I like the team, the team is focused. The cultures are similar. I believe that the transition will be relatively seamless. I've done a number of these, no integration is without bumps. But I can't imagine a more trusting team and a team that I'd rather work with moving forward. So as I look at all of those plus the principal opportunity of time, again we have really advanced ourselves and created this fulsome opportunity with glaucoma. And to me, it gave me time to take a deep breath and look beyond and see if I can create some significant shareholder value in other areas as we move the business forward.

**<Q>:** I appreciate all the detail there. And then maybe I'll keep in line with everyone else or give Joe the softball and so much going on rightthere. And you just talked about $15 million in incremental cost savings as we go into 2020, forward reduction more so when the corporate costs. It seems with the added infrastructure with the various R&D projects here you have a pipeline pretty, pretty formidable. So how should we think about the additional spend that might be required to run the business going forward? You're blessed with an incredibly talented team for business of any scale but what type of incremental investment should we be thinking about for Glaukos now moving out since you're obviously going to be folding in the unilateral organization as well. Thank you.

**<A>:** Yeah. Yeah, thanks Chris. It's Joe. So, first I just want to make one quick correction on that. So that you know our expectation of the $50 million plus run rate is as we make our way towards point 2021 will be a great time before those. But, yeah, I mean as we as we think about the overall you know operating expenses and investment we're making the business the way I would answer it is this, I think the history is that in some ways the best predictor of the future. You have a pretty good sense of the way we've run the organization here to date in that you know we largely live within our means, right, since the time of the IPO. We've made substantial investments in the pipeline as it exists today organically over the last several years while still generating cash quite frankly within the day, and again largely living within our means. So while there may be periods here as we see opportunity to push forward investment, and to reiterate what Tom said, long-term

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16 rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ growth is our objective. I think that you know our historical track record speaks for itself in the context of being able to deploy and invest in a prudent way. Operator: Your next question comes from Joanne Wuensch with BMO Capital Markets. Your line is open. <Q>: Hi. This is Steve on for Joanne. Can you guys just discuss some of the market dynamics in the U.S. in the quarter, are you still expecting mid-teens volume growth for the year? And then just as a follow-up to that, can you add any more color on the same store, new store sales in the quarter with the inject launch, what was the sales forces’ ability to go on the offense and convert new physicians in the quarter? Thanks. <A>: Thanks. So I guess a couple of things on that first in the broader market dynamics. The – as I start off earlier in the call, largely unchanged from what we saw in the first quarter. I think the market growth continues to kind of be in line with our expectation that we continue to track towards what we believe based on the information we have is mid-teens growth for the year. I think the CyPass dynamics are unchanged in terms of the share recapture there. The competitive landscape is largely unchanged in the context that we continue to see trying and trialing and it continues to be an important component of what we’re seeing in the marketplace. But that so far, it continues to track a little bit below what our internal expectations had been. So I think from a market perspective, we’re not really seeing much different in Q2 than what we saw in Q1. I don’t know Chris you want to comment on what you’re seeing in the sales force? <A>: Sure, Steve. This is Chris. I would say that the only difference from the first quarter or excuse me from the first quarter and the second quarters is toward the end of the second quarter, we’re now beginning to gradually move towards adding new docs more than we did since the launch of iStent inject.We’ve primarily been focused on converting our iStent users to iStent inject. Now we begin to focus on increasing utilization, or same store sales growth as you asked within our existing accounts and adding more new docs as we head into the second half of the year. Operator: Okay. Thanks for taking the question. Our next question comes from the line of Ravi Mishra. <Q>: Hi, thank you for taking the question. Just a couple on the deal and then just a couple on the pipeline, the kind of existing pipeline. So the – you mentioned the 700 accounts of 1,100 of Avedro accounts. I’m just wondering are you willing to provide any color around the 700 accounts and kind of what percentage of your accounts that that represents, so we can get a handle of how Avedro can go after your market. And is there any breakup fee on that. I guess I’ll post the response to ask the pipeline question. Thank you. <A>: Hey Ravi, it’s Chris. I’m going to address the first part and then I’ll turn it over to your Joe about the breakup free. In terms of those 700 accounts, these are all accounts that we’re calling on in terms of what the percentage is, where we have business, we’re not in a position to discuss that. But as you look at that, the vast majority of these accounts, which are comprehensive opthamologists, are accounts where we’re already in; and that is very exciting to me. It’s quite synergistic for our people to be able to not only talk to them about glaucoma therapy, of corneal health as well. So I’d look at this as a great opportunity to leverage the two businesses. I think there’s a lot of synergies here and I think this will be proven out moving forward. <A>: And Ravi on the breakup fee front, you knowThere is a customary breakup fee for transaction of this nature. <Q – Ravi Misra – Berenberg Capital Markets LLC>: Okay. And then, if I could ask around iDose you spoke somewhat about the follow-up data at two years. Can you maybe help quantify that compared to what you’d presented back in early January around the Phase II data and 12-month w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

17 rawtranscript Glaukos Corp. Company▲ GKOS Ticker▲ Q2 2019 Earnings Call Event Type▲ Aug. 7, 2019 Date▲ data that you were seeing? And then just one last one on my end. Just where are we on the kind of conversion from just iStent to iStent inject. Is that kind of complete or are we still kind of still in the late innings there? Thank you. <A>: Thanks, Ravi. I’ll take the first question. And while I have said that we have the full cohort in the Phase IIb. I have purposely kept it in a very top line draw of talking about durable, appreciable decreases and intraocular pressure and medication burden. But if you think about that what I’ve said from the very beginning is that we needed to have six months of delivery to have a commercial product. The ideal would be a year and I’ve said that now consummately I think since our IPO. And what I’m telling you today is that we have data that suggests that the product is delivering intraocular pressure reductions and meaningful decreases in medication burden at two years. So I haven’t gotten and won’t get more granular than that. Phase III will be the ultimate determinant of the iDose’s success and certainly I want to be able to husband data away from potential competitors so that they don’t know the true capabilities of this product, but I will tell you that I am more enthusiastic and become increasingly convinced that iDose can become a very meaningful part of the glaucoma treatment paradigm <A – Chris Calcaterra – Glaukos Corp.>: As part of the second part are we complete in terms of converting our iStent customers to iStent inject. We are largely through that process and I do want to remind everybody that that’s not going to be 100% conversion to iStent inject and what we’ve seen in other markets in Germany, Australia, Canada is roughly 90% not to say that that’s what it’ll be in the U.S. but that gives you an idea of what’s happened in other geographies. Operator: [Operator Instructions] Our next question comes from the line of Ryan Zimmerman. <Q>: Great thanks for taking the questions. Follow-up on Ravi’s question a little bit. Maybe ask in a little different way. I mean understand that there’s 1,100 accounts that Avedro is targeting and you’re in 700 of those today. But from the accounts that Avedro hasn’t identified Tom or Reza maybe you can characterize of the cataract refractive surgeon that are out there today how many have interest in corneal health or how would you characterize those that maybe have a corneal focus ophthalmologists or corneel ophthalmologist who can’t do this who maybe is not identified in those 700 or execuse me 1,100 and what that looks like over time and their ability to get those revenue synergies that you’re talking about in 2021? And then I have a follow-up question. <A>: Hey Brian this is Chris and I’m going to address that one those additional accounts are refractive only or cornea only accounts where they’re specifically focused on that and wouldn’t have any cross over into glaucoma. So we’ll address that in a different manner than just with our glaucoma team. <Q>: Okay understood. And then I think Tom you made some commentary around a secondary group of salesreps eventually. So appreciate they are going to combine or to leverage your existing sales force into Avedro’s sales channel. But maybe you could just talk about kind of the timing or when you think you could have maybe a more specialized sales force secondary to your existing sales force today? <A>: Yeah, I’d be happy to. So what I said before is that Ryan we had 75 representatives that are currently on the street in the United States and that the total amount with Avedro are 17. Avedro has a very capable highly, qualified sales force and so why we want to be able to do is to see if we can transform that sales force into a specialized sales force of what we’ll call corneal health. And the deliveries will be a little bit different. They will be really supplementing the activities of the main sales force. They’ll be working strongly on utilization within practices showing practices how to find these patients, how to identify them, how to sell them from the beginning opportunity and to alert them to this new pharmaceuticals single use preparation. We also are quite skilled in the – at looking at OD referral networks and trying to put ODs and optometrist’s in concert with ophthalmology practices. We do this all the time in glaucoma and this cornea health sales force will w w w . C a l l S t r e e t . c o m • 2 1 2 - 8 4 9 - 4 0 7 0 • C o p y r i g h t © 2 0 0 1 - 2 0 1 9 C a l l S t r e e t

FACTSET: callstreet
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Glaukos Corp. Company▲ | GKOS Ticker▲ | Q2 2019 Earnings Call Event Type▲ | Aug. 7, 2019 Date▲

be dedicated to priming and utilizing those OD referral networks to be able to drive both identification, capture, adoption and utilization of the four trucks of formula. So I'm highly encouraged. There's – there are great people on the ground today both at Avedro and Glaukos. We're going to spend some time really reviewing how we can put both these sales forces together .so that the synergies are powerful

**<Q>:** And just Tom if I could squeeze in

one last one what do you see as...

**<A>:** Sure.

**<Q>:** the ideal number given that you – they have 17 today is that how undersized in your view with that sales force and where do you see yourselves taking that size over time potentially.

**<A>:** Well I think I wouldn't comment on kind of the upper scale but what I would tell you is if you think about it what AVEDRO's accomplishing with 17 people is now going to be multiplied by again by the new math by 5 or 6 actually a total of over 90 combined people that are going to be able to go after the adoption and Photrexa. So I think if I had to say today I think that's going to be more than ample to be able to – to be able to achieve the desired adoption rates that we will want to see within the marketplace. But like all things Ryan we'll assess as we go if we need add more representatives. And we will do so.

**<Q>:** okay. Thank you for taking the questions.

**<A>:** You're welcome.

**<Q>:** congrats on the acquisition.

**<A>:** Well Thank you.

**<A>:** Thank you.

Operator: there are no...

**Unverified Participant**

Okay, so with – yep so with that first I'd like to thank Reza and Tom for their diligence in this process and really welcome their team into Glaukos. And I'd like to thank all of you for join us today for your time and attention and for your continued interest in Glaukos and now this combined entity. Thank you very much.

**Unverified Participant**

Thank you, Tom.

Operator: Thank you for your presentation and this concludes today's conference call. You may all now disconnect.

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FACTSET: callstreet

| Glaukos Corp. | GKOS | Q2 2019 Earnings Call | Aug. 7, 2019 |
|---|---|---|---|
| *Company▲* | *Ticker▲* | *Event Type▲* | *Date▲* |

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Additional Information and Where to Find It

In connection with the proposed transaction between Glaukos and Avedro, Glaukos will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of Glaukos and will also contain a proxy statement of Avedro.  Glaukos and Avedro also plan to file other relevant documents with the SEC regarding the proposed transactions.  After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Avedro. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by Glaukos or Avedro with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the Investor Relations section of Glaukos’ internet website at http://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos’ directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to obtain governmental and regulatory approvals required for the closing of the proposed transaction; (iii) failure to satisfy the conditions to the closing of the proposed transaction; (iv) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (v) the effect of the announcement of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; (vi) potential legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vii) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (viii) competitive pressures in the markets in which Avedro and Glaukos operate; (ix) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (x) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.